March 24, 2011
VIA EDGAR
Pradip Bhaumik
Special Counsel
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	MoneyGram International, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010 File No. 1-31950
Dear Mr. Bhaumik:
Enclosed is the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated March 17, 2011 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filing. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.
General
1.	You state that on January 10, 2011, you received an administrative subpoena from OFAC requesting information related to your policies, procedures, and training of agents regarding transactions with Cuban nationals. Please represent to us that you will disclose in appropriate future filings any material developments related to your proceeding(s) with OFAC.
MoneyGram represents that it will disclose in appropriate future filings any material developments related to the administrative subpoena and any related proceedings with OFAC, described in its letters dated March 7, 2011 and January 28, 2011.
In response to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding to be initiated by the Commission or any person under the federal securities laws of the United States.

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We trust this letter is fully responsive to your comments. Please do not hesitate to contact me if you require additional information to respond to your comments.

Sincerely,
/s/ Timothy C. Everett

Timothy C. Everett Executive Vice President and General Counsel

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